

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 10, 2007

Mr. Walter Cristian Forwood
Chief Financial Officer
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires
Argentina

> **Re: YPF Sociedad Anónima**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-12102**

Dear Mr. Forwood:

We have reviewed your Form 20-F for YPF Sociedad Anónima for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page F-8

Note 15. Additional U.S. GAAP Disclosures, page F-46

c) Hydrocarbon well abandonment obligations, page F-46

1.   We note that you have recorded revisions in estimated cash flows related to your hydrocarbon well abandonment obligations in 2006, 2005 and 2004, that represented 58%, 107% and 72%, respectively, of the beginning of year obligations under US GAAP. Considering the magnitude of these revisions, please describe the reasons for the revisions and identify the changes in prior estimates that caused revision to the timing or amount of the original estimate of undiscounted cash flows. In addition, tell us what impact the revisions had on your financial position and results of operations.

Supplemental Information on Oil and Gas Producing Activities, page F-54

Standardized measure of discounted future net cash flows, page F-57

2.   Please remove the subtotal of "Future net cash flows, before income taxes" as this item is not an explicit component of the standardized measure of discounted future net cash flows. Refer to paragraph 30 and Illustration 5 of SFAS 69.

Engineering Comments

Oil and Gas Terms, page 3

3.   Expand your definition of a "reserve audit" to provide more details on the procedures conducted in a reserves audit or provide a cross-reference to such discussion elsewhere in your filing.

4.   In your definition of the term "plausible" you refer to "an independent qualified reserves auditor." Define that term and describe your standard for independence. If it is different than the independence standard for an accountant, address those differences.

Risk Factors, page 11

We may not be able to replace our reserves, page 16

5.   Risk factors should be as specific to you as possible. Please revise your document to expand this risk factor to include the fact that, even after your restatement of reserves, in the last two years your proved reserves have declined by approximately 33% and you only replaced 11% of your production last year.

Exploration and Production, Reserves, page 25

Restatement of Previously Reported Reserves as of December 31, 2004, page 25

6.   You indicated on January 26, 2006 that you would revise your proved reserves estimates by 509 million barrels of oil equivalent.   However, you indicate, on page 27, that, at December 31, 2004 you restated your proved reserves by 254 million barrels of oil equivalent. Explain the discrepancy between the two numbers.

Revisions of Previous Estimates, Changes in YPF estimated proved reserves during 2005, page 27

7.   You discuss a number of fields which you indicate were "certified" by an external auditor. In reasonable detail, explain what you mean by that term and how it differs from a reserves "audit" and describe the procedures followed by the external consultant.

8.   Please provide us with supplemental information to better explain the negative revision of 49% of proved reserves in the Troncoso Inferior/Agrio+Avile reservoir in the Chihuido de la Sierra Negra (CHSN) field. Please tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so which one.

9.   Please provide us with supplemental information regarding the negative revision totaling 39% of total proved reserves in the Ramos/Chango Norte-Porcelana gas condensate field. Please tell us the justification for Gaffney Cline & Associates certifying these reserves as proved in 2004.

10.   Also please provide us with supplemental information regarding the negative revisions in:

- the Portion/Chihuido of the Salina/Chihuido of the Salina Sur reserve area. Tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so, which one;
- the Aguada Toledo-Sierra Barrosa reservoir and tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so which one;
- the Lomas del Cuy/Los Perales reserve areas and tell us the justification for Gaffney Cline & Associates certifying these reserves, which were revised downward a year later, as proved in 2004.

Changes in YPF estimated net proved reserves during 2006, page 28

11.   You state that the reserves of all the productive areas were externally audited by GCA and D&M. Please revise your document to provide more information on the work performed by these independent engineers. This should include but is not limited to:

- Disclose which systems, controls and approvals they reviewed in order to arrive at an opinion and what parameters they did not independently verify.
- Disclose what their opinion letter stated.
- Disclose the difference between a reserve audit that they performed and a reserve determination.
- Explain how these audits raise the confidence that the reserves reported meet the definition of proved reserves and are reasonably certain to be produced in the future.

12.   At the bottom of page 31, you indicate that "D&M audited the main areas" in which you operate. Quantify or describe what you mean by "main areas." Also, clarify what you mean in the next paragraph by "minor areas."

Exploration and Development Properties and Production, page 35

13.   For your principal oil and gas fields please include all the information required by Item 4D for Form 20-F. This includes as a minimum production, reserves, nature of your interest, location and development of these fields. Please see Instruction to Item 4D for reference.

Oil and Gas Reserves, page F-56

14.   You indicate that the gas production volumes do not include volumes that were flared or vented. Please tell us if these volumes were included as part of proved reserves and, are therefore, now included as negative revisions.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director